# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pacific Oak Strategic Opportunity REIT, Inc., CIK 0001452936
CUSIP: 694701103
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 11766 Wilshire Blvd, Suite 1670, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001726993

## Reporting persons
- Comrit Investments 1, Limited Partnership: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,334,318.82; shared voting power 0; sole dispositive power 5,334,318.82; shared dispositive power 0; aggregate amount beneficially owned 5,334,318.82 (5.2% of the class)
  Comment: Percent of class is based on 102,951,395 shares of common stock issued and outstanding as of November 6, 2024, as reported by Pacific Oak Strategic Opportunity REIT, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.
- Comrit Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 5,334,318.82; shared voting power 0; sole dispositive power 5,334,318.82; shared dispositive power 0; aggregate amount beneficially owned 5,334,318.82 (5.2% of the class)
  Comment: Percent of class is based on 102,951,395 shares of common stock issued and outstanding as of November 6, 2024, as reported by Pacific Oak Strategic Opportunity REIT, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.
- Ziv Sapir: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 5,334,318.82; shared voting power 0; sole dispositive power 5,334,318.82; shared dispositive power 0; aggregate amount beneficially owned 5,334,318.82 (5.2% of the class)
  Comment: Percent of class is based on 102,951,395 shares of common stock issued and outstanding as of November 6, 2024, as reported by Pacific Oak Strategic Opportunity REIT, Inc. in its Form 10-Q for the quarterly period ended September 30, 2024.

## Item 1. Issuer
Name of issuer: Pacific Oak Strategic Opportunity REIT, Inc.
Address of issuer's principal executive offices: 11766 Wilshire Blvd, Suite 1670 Los Angeles, CA, 90025

## Item 2. Person Filing
Name of person filing: (i) Comrit Investments 1, Limited Partnership, a Cayman Islands exempted limited partnership; (ii) Comrit Investments Ltd., an Israel limited liability private company; and (iii)Ziv Sapir, an Israeli citizen.
Address of principal business office or, if none, residence:
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101
Citizenship:
Comrit Investments 1, Limited Partnership - Cayman Islands
Comrit Investments Ltd. - Israel
Ziv Sapir - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For Comrit Investments 1, Limited Partnership: 5,334,318.82
For Comrit Investments Ltd: 5,334,318.82
For Ziv Sapir: 5,334,318.82
Percent of class:
For Comrit Investments 1, Limited Partnership: 5.2%
For Comrit Investments Ltd: 5.2%
For Ziv Sapir: 5.2%
Sole power to vote or to direct the vote:
For Comrit Investments 1, Limited Partnership: 5,334,318.82
For Comrit Investments Ltd: 5,334,318.82
For Ziv Sapir: 5,334,318.82
Shared power to vote or to direct the vote:
For Comrit Investments 1, Limited Partnership: 0
For Comrit Investments Ltd: 0
For Ziv Sapir: 0
Sole power to dispose or to direct the disposition:
For Comrit Investments 1, Limited Partnership: 5,334,318.82
For Comrit Investments Ltd: 5,334,318.82
For Ziv Sapir: 5,334,318.82
Shared power to dispose or to direct the disposition:
For Comrit Investments 1, Limited Partnership: 0
For Comrit Investments Ltd: 0
For Ziv Sapir: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of February 11, 2025, by and between Comrit Investments Ltd., Comrit Investments 1, Limited Partnership, and Ziv Sapir, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Comrit Investments 1, Limited Partnership: /s/ Ziv Sapir, Ziv Sapir / Chief Executive Officer (02/11/2025)
- Comrit Investments Ltd.: /s/ Ziv Sapir, By Comrit Investments Ltd., its general partner Ziv Sapir / Chief Executive Officer (02/11/2025)
- Ziv Sapir: /s/ Ziv Sapir, Ziv Sapir (02/11/2025)